

Mail Stop 7010

July 10, 2007

Via U.S. mail and facsimile

Mr. Jeffry B. Johnson
Scott's Liquid Gold-Inc.
Treasurer and Chief Financial Officer
4880 Havana Street
Denver, Colorado 80239

      RE: Form 10-KSB for the fiscal year ended December 31, 2006
                Form 10-QSB for the period ended March 31, 2007
                   File No. 1-13458

Dear Mr. Johnson:

        We have reviewed your response letter dated June 29, 2007 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Management's Discussion and Analysis, page 14

We note your response to prior comment 1. Please provide a discussion in future filing about the impact household and skincare product returns have had on your historical results as well as the impact any known trends, events, or uncertainties related to product returns could have on your future revenues and income (loss) from operations. This discussion should address any industry trends, any changes in your customer relationships including decreases in the level of reorders, and any expected introductions of new products by you as well as competitors. This discussion should be provided for premium priced skincare products separately from your value priced skincare products.

Refer to Item 303(b)(1)(iv) of Regulation S-B. Please show us in your supplemental response what the revisions will look like.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant